

Towngas
The Hong Kong and China Gas Company Limited



05008319

12 May 2005

Our ref : CS/GL/L/05-19

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

SUPPL

BY REGISTERED MAIL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you a copy of the newspaper advertisement on 5 May 2005 in respect of the poll results of the Company's Annual General Meeting of 4 May 2005 for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934.

Thank you for your attention.

Yours faithfully


SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2005
WASH, D.C.
202

Gabriel Li
Corporate Services Manager

GL/pl

PROCESSED
MAY 25 2005
THOMSON FINANCIAL

Enc

Corporate Services Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3288 Fax: 2561 3600 E-mail: gabriel_li@hkcg.com


SEC MAIL
PROCESSING
RECEIVED
MAY 2 0 2005

The Asian Wall Street Journal 5 May 2005

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

ANNUAL GENERAL MEETING - 4TH MAY 2005
POLL RESULTS

The Hong Kong and China Gas Company Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 4th May 2005 ("AGM") as follows:

	RESOLUTIONS	NO. OF VOTES (%)	
		FOR	AGAINST
	Ordinary Resolutions		
1.	To receive and consider the statement of accounts for the year ended 31st December 2004 and the reports of the Directors and Auditors thereon	3,113,114,767 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
2.	To declare a final dividend	3,212,750,202 (99.9994%)	20,181 (0.0006%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(I).	To re-elect Mr. Lee Ka Kit as Director	3,082,915,553 (97.4256%)	81,464,321 (2.5744%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(II).	To re-elect Mr. Leung Hay Man as Director	2,894,674,911 (91.6513%)	263,683,015 (8.3487%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
4.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration	3,179,718,065 (99.7158%)	9,062,062 (0.2842%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5.	To approve each Director's fee and the additional fee for the Chairman	3,187,758,737 (99.9674%)	1,039,498 (0.0326%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
6(I).	To approve the general mandate to the Directors for repurchase of shares	3,189,375,398 (99.9994%)	20,481 (0.0006%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
6(II).	To approve the general mandate to the Directors for the issue of additional shares	2,556,871,452 (81.7616%)	570,355,106 (18.2384%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
6(III).	To authorise the Board of Directors to allot, issue or otherwise deal with additional shares equal to the number of shares repurchased under Resolution 6(I)	3,070,313,441 (96.3973%)	114,749,496 (3.6027%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
	Special Resolution		
6(IV).	To approve the amendments to the Company's Articles of Association	3,051,158,921 (96.4114%)	113,570,837 (3.5886%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was carried.		

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 4th May 2005

Notes:

1. The total number of shares entitling the holder to attend and vote for or against the resolutions at the AGM was 5,579,575,988 shares. None of these 5,579,575,988 shares were the shares entitling the holder to attend and vote only against the resolutions at the AGM.
2. Computershare Hong Kong Investor Services Limited, the Company's Registrars, was appointed as the scrutineer for the AGM.
3. No party has stated its intention in the shareholders' circular of the Company dated 8th April 2005 that it would vote against any resolution or that it would abstain from voting at the AGM.

As at the date of this announcement, the board of directors of the Company comprises:

Non-executive Directors: Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing

Independent Non-executive Directors: Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po

Executive Directors: Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi



Towngas
The Hong Kong and China Gas Company Limited